September 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (423) 636-1563

J. Robert Grubbs
President and Chief Executive Officer
BG Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, TN 37745

> **Re:** **BG Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **File No. 000-50771**

Dear Mr. Grubbs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief